UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1998

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from ____________ to ____________.

Commission file number 1-3492


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 Dresser Industries, Inc. Union Plan (Plan 196)
                           Halliburton Benefits Center
                               4100 Clinton Drive
                              Building 1, Room 130
                              Houston, Texas 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                 500 North Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION


                  The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Dresser Industries, Inc. Union Plan (Plan 196):


                 Financial Statements and Schedules
                 ----------------------------------

                 Report of  Independent Public Accountants - Arthur Andersen LLP

                 Statements of Net Assets Available for Benefits with Fund Information as of December 31, 1998 and 1997

                 Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                 Notes to Financial Statements

                 Item  27(a)  -  Supplemental   Schedule  of   Assets  Held  for
                 Investment Purposes as of December 31, 1998

                 Item 27(d) - Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1998


                 Exhibit
                 -------

                 Consent of Independent Public Accountants - Arthur Andersen LLP (Exhibit 23)


                 SIGNATURES

                 The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or the Benefits Committee of the Dresser Industries, Inc. Union Plan (Plan
                 196) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                  Date:  July 14, 1999




                                         By  /s/  Celeste Colgan
                                           -----------------------------------
                                                  Celeste Colgan, Chairman
                                                  Benefits Committee

DRESSER INDUSTRIES, INC.
UNION PLAN (PLAN 196)

Financial Statements
As Of December 31, 1998 And 1997,
And Supplemental Schedules
As Of December 31, 1998

Together With Report Of Independent Public Accountants


                            DRESSER INDUSTRIES, INC.
                              UNION PLAN (PLAN 196)


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                Page(s)
                                                                -------
Report of Independent Public Accountants                           1

Statements of Net Assets Available for Plan Benefits
    at December 31, 1998 and 1997                                  2

Statement of Changes in Net Assets Available for
    Plan Benefits for the Year Ended December 31, 1998             3

Notes to Financial Statements                                   4-11

Schedule I - Item 27a - Supplemental Schedule of Assets Held
    for Investment Purposes as of December 31, 1998               12

Schedule II - Item 27d - Supplemental Schedule of
    Reportable Transactions for the Year Ended
    December 31, 1998                                             13


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Committee of
Dresser Industries, Inc. Union Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Dresser Industries, Inc. Union Plan (Plan 196) (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements, and the supplemental schedule referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year then ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in its net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                   ARTHUR ANDERSEN LLP




Dallas, Texas,
   July 14, 1999



                            DRESSER INDUSTRIES, INC.
                              UNION PLAN (PLAN 196)


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1998 AND 1997



                                                                    1998            1997
                                                                ------------     -----------
ASSETS:
     Investments, at fair value-
         Barr Rosenberg Small Capitalization Fund               $    82,176      $     -
         Davis New York Venture Fund                                314,497            -
         Vanguard 500 Index Fund                                    429,491            -
         Vanguard Explorer Fund                                      17,169            -
         Vanguard International Growth Fund                          27,405            -
         Vanguard Prime Money Market Fund                            83,209            -
         Vanguard Small-Cap Index Fund                               34,295            -
         Vanguard Total Bond Market Index Fund                      102,942            -
         Vanguard Total International Stock Index Fund               10,128            -
         Vanguard U.S. Growth Fund                               10,311,102            -
         Vanguard Wellington Fund                                 2,332,756            -
         Vanguard Windsor II Fund                                   224,791            -
         Fidelity Magellan Fund                                        -          3,853,539
         Fidelity Retirement Growth Fund                               -          1,825,807
         Fidelity Balanced Fund                                        -          1,547,947
         Fidelity Managed Income Portfolio Fund                        -          1,203,021
         Company Stock Fund                                         151,126            -
         Loan Fund                                                  394,644         160,379
                                                                ------------     -----------

     Investments, at contract value-
         Stable Value Fund                                        1,425,550            -

     Contribution receivable - Employee                             242,721            -
                                                                ------------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                          $16,184,002      $8,590,693
                                                                ============     ===========


The accompanying notes are an integral part of this financial statement.



                            DRESSER INDUSTRIES, INC.
                              UNION PLAN (PLAN 196)


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998




ADDITIONS:
     Investment income-
         Interest and dividends                                   $ 1,009,979
         Interest income, participant loans                            21,065
         Net realized and unrealized appreciation
              in fair value of investments                          1,988,016
                                                                  ------------

                  Total investment income                           3,019,060

     Contributions-
         Employee                                                   4,747,272
         Employer                                                     434,087
                                                                  ------------

                                                                    5,181,359

                  Total additions                                   8,200,419
                                                                  ------------

DEDUCTIONS:
     Distributions                                                    607,110
                                                                  ------------

                  Total deductions                                    607,110
                                                                  ------------

NET INCREASE                                                        7,593,309
                                                                  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year           8,590,693
                                                                  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year               $16,184,002
                                                                  ============



The accompanying notes are an integral part of this finaicial statement.

                            DRESSER INDUSTRIES, INC.
                              UNION PLAN (PLAN 196)


                          NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN:
     ------------------------

The following description of the Dresser Industries, Inc. Union Plan (Plan 196) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

On September 29, 1998, Halliburton Company (the "Company"), the Plan sponsor, completed the acquisition of Dresser Industries, Inc. ("Dresser") pursuant to the Agreement and Plan of Merger (the "Merger") dated as of February 25, 1998. Prior to the Merger, the Plan was sponsored by Dresser.

The Plan is a salary deferral savings plan which adopted on January 1, 1994. Union employees of Dresser Industries, Inc. ("Dresser") who have completed at least one year of service and minimum of 1,000 hours of service and are at least 18 years of age are eligible to participate in the Plan, if they are employed in the following divisions of Dresser: Wayne, Roots, Valve and Controls -Masoneilian, Valve and Controls - Montebello, Valve and Controls - Alexandria, Instrument - Stratford, and Dresser Manufacturing - Bradford. The Plan was established in accordance with section 401(a) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Changes to the Plan
-------------------

Fidelity Management Trust Company was the Plan's trustee and record keeper through January 2, 1998. At that time Vanguard Fiduciary Trust Company became the trustee (the "Trustee") and record keeper. During the period November 26, 1997 through February 9, 1998, all transactions, except for contributions, enrollment, and loan repayments through payroll deductions to the Plan, were frozen at various dates.

Contributions
-------------

The Plan entitles eligible employees to make pre-tax up to a maximum of 12% of eligible compensation. Pretax contributions per employee are limited by law up to the maximum contributions under Section 402(g) of the IRC.

The Company may make discretionary contributions to the Plan.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.

Vesting
-------

Participant  and  Company   contributions,   plus  the  earnings  thereon,  vest
immediately.

Distributions
-------------

The Participant or beneficiary may elect to receive a distribution upon retirement, termination (elective, nonelective, or due to disability), or death. Any distribution provided by the Plan is paid by the Trustee directly to the Participant or in the form of a direct rollover to another qualified plan or an IRA. All distributions are made in lump-sum amounts or in periodic installments, as elected by the Participant, up to the value of the funds allocated to the account of the Participant. The Participant may elect to receive an in-service withdrawal upon attaining the age of 591/2 or in the event of financial hardship. Special rules apply to a withdrawal due to financial hardship.

Loans
-----

A Participant or beneficiary may borrow money from the Plan, a minimum of $1,000 up to the lesser of 50% of the Participant's vested account balance or $50,000 (less the highest outstanding loan balance). Loans bear interest as determined periodically by the Plan administrator. Loans must be repaid within 5 years (10 years for primary residence loan) through payroll deductions. Loans are collateralized by the Participant's account balance.

Plan Termination
----------------

The Company expects to continue the Plan indefinitely, but the Company's Employee Benefits Committee reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, each Participant will become 100% vested in their accounts. Payment of such amounts to each Participant shall be made by the Trustee at such time and in a nondiscriminatory manner as directed by the Company's Employee Benefits Committee.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Accounting
-------------------

The financial statements of the plan are prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expenses of the Plan
--------------------

Administrative expenses of the Plan are paid directly to the Trustee by the Company and thus are not components of the Statement of Changes in Net Assets Available for Plan Benefits. Other administrative services are provided by the Company on behalf of the Plan. The Plan is not liable to the Company for expenses paid on its behalf.

Valuation of Investments
------------------------

The Plan's investments are stated at fair value except for its investment contract which is valued at contract value with an insurance company. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock fund(s) is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Securities Transactions and Investment Income
---------------------------------------------

Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Gains and losses on investments sold and unrealized gains and losses are combined and presented as net realized, and unrealized appreciation (depreciation) in fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Options
------------------

Participants in the Plan determined the allocation of their contributions and company matching contributions among fourteen investment funds, which are summarized as follows:



     Barr Rosenberg Small Capitalization Fund is an equity indexed mutual fund that invests at least 65% of its assets in common stocks of issuers with capitalizations of less than $750 million. It may invest without limit in foreign securities traded on United States exchanges and seeks a greater return than Russell 2000 Index.

     Davis New York Venture Fund is an equity fund which primarily invests in stocks of large fundamentally sound growth companies which appear undervalued.

     Vanguard 500 Index Fund is an equity-indexed  mutual fund which   primarily
     invests in stocks comprising the S&P 500 Index.

     Vanguard Explorer Fund is a diversified mutual fund which primarily invests in equity securities of small companies.

     Vanguard International Growth Fund is a diversified mutual fund which primarily invests in equity securities of seasoned companies located outside the United States.

     Vanguard Prime Money Market Fund is a short-term investment fund which invests primarily in securities issued by the United States Treasury and other United States government agencies.

     Vanguard Small-Cap Index Fund is an equity-indexed mutual fund which primarily invests in stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

     Vanguard Total Bond Market Index Fund is a bond indexed fund which primarily invests in bonds from a variety of industries in an attempt to match the performance of the total United States bond market as represented by the unmanaged Lehman Brothers Bond Index.

     Vanguard Total International Stock Index Fund invests primarily in three other Vanguard Mutual Funds: The European Stock Index Fund, Pacific Stock Index Fund, and Emerging Markets Stock Index Fund, providing exposure to over 30 countries.

     Vanguard U.S. Growth Fund is an equity mutual fund which primarily invests in the equity securities of seasoned U.S. companies with above-average prospects for growth.

     Vanguard Wellington Fund is a balanced mutual fund which primarily invests in bonds, preferred stocks and common stocks of established companies.

     Vanguard Windsor II Fund is an equity mutual fund which primarily invests in large companies whose stocks generally sell at prices below the overall market average as compared to dividend income and future return potential.

     Company Stock Fund seeks to provide the potential for long-term growth through increases in the value of the Company stock and reinvestment of its dividends.

     Stable Value Fund seeks to provide long-term growth of capital.

Participants may choose to invest all of their contributions and company matching contributions in one fund or split them in percentage increments between the funds.

3.   INVESTMENTS:
     ------------

The aggregate cost of investments is $14,115,251 and $8,430,263 as of December 31, 1998 and 1997, respectively.

The following investments, at fair value, represent 5% or more of Net Assets Available for Plan Benefits as of December 31:


                                                                    1998                         1997
                                                         -------------------------     -------------------------
                                                           Shares      Fair Value        Shares      Fair Value
                                                         ----------    -----------     ----------    -----------
     Investments, at fair value-
        Mutual funds-
        Vanguard Wellington Fund                            79,431     $ 2,332,756          -        $     -
        Vanguard U.S. Growth Fund                          274,831      10,311,102          -              -
        Fidelity Magellan Fund                                -               -           40,448      3,853,539
        Fidelity Retirement Growth Fund                       -               -          108,356      1,825,807
        Fidelity Balanced Fund                                -               -          101,371      1,547,947
        Fidelity Managed Income Portfolio Fund                -               -        1,203,021      1,203,021
        Other                                                            1,871,873          -           160,379
     Investments, at contract value-
        Stable Value Fund                                1,424,025       1,425,550          -              -
                                                                       -----------                   ----------

                                                                       $15,941,281                   $8,590,693
                                                                       ===========                   ==========

As of December 31, 1998, the Plan's investments appreciated in value by $1,826,030. Realized gains on sales of investments were $161,986, based on aggregate proceeds of $2,517,574 and aggregate basis of $2,355,588.

4.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES:
     ----------------------------------------------

In 1998, the Plan entered into an investment contract with various insurance companies that is maintained by the Trustee. The Trustee maintains the contract in a pooled account. The guaranteed insurance account is credited with earnings on the underlying investments (principally corporate bonds) and charged the plan for withdrawals and administrative expenses charged by the various insurance companies. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the various insurance companies. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

The average yield for the guaranteed insurance account was 6.20% for 1998. The crediting rate was 6.19% for 1998. At December 31, 1998, there were no valuation reserve recorded to adjust contract amounts, since contract amounts approximate fair market value amounts. There were 1,425,025 units outstanding at a net asset value per unit of $1 at December 31, 1998.

5.   TAX STATUS OF THE PLAN:
     -----------------------

The Internal Revenue Service granted a favorable determination letter to the Plan on May 14, 1996 stating that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan was amended and restated after receiving the letter; however, management and the Plans tax counsel believe that the Plan is designed and continues to operate in accordance with applicable sections of the IRC. Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended, which would subject the Plan to disqualification. Management intends to maintain the Plan's qualification under the IRC and ERISA. The Plan has complied with fidelity bonding requirements of ERISA.

6.   RELATED-PARTY TRANSACTIONS:
     ---------------------------

Plan investments are shares of mutual funds managed by the Vanguard Group ("Vanguard"). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.   ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     -----------------------------------------------------

The following is a summary of net assets available for plan benefits in each investment fund as of December 31:


                      --------------  -------------  -----------  --------------  --------------  ---------------
                                                                      1998
                                          1998          1998      Investments-
                          1998        Investments-  Investments-     Loans                             1998
                      Investments-      Sponsor      Insurance     Receivable                       Net Assets
                         Mutual         Company      Contracts,       from        Contribution      Available
                         Funds,       Common Stock   at Contract   Participants,  Receivable,          for
                      at Fair Value   at Fair Value     Value     at Fair Value   at Fair Value   Plan Benefits
                      --------------  -------------  -----------  --------------  --------------  --------------
Participant-Directed
Fund
--------------------

Barr Rosenberg
Small Capitalization
Fund                  $    82,176     $      -       $     -      $     -         $      -        $    82,176

Davis New York
Venture Fund              314,497            -             -            -                -            314,497

Vanguard 500
Index Fund                429,491            -             -            -                -            429,491

Vanguard
Explorer Fund              17,169            -             -            -                -             17,169

Vanguard
International
Growth Fund                27,405            -             -            -                -             27,405

Vanguard Prime
Money Market Fund          83,209            -             -            -                -             83,209

Vanguard Small-Cap
Index Fund                 34,295            -             -            -                -             34,295

Vanguard Total Bond
Market Index Fund         102,942            -             -            -                -            102,942

Vanguard Total
International
Stock Index Fund           10,128            -             -            -                -             10,128

Vanguard U.S.
Growth Fund            10,311,102            -             -            -                -         10,311,102

Vanguard
Wellington Fund         2,332,756            -             -            -                -          2,332,756

Vanguard Windsor
II Fund                   224,791            -             -            -                -            224,791

Stable Value Fund            -               -        1,425,550         -                -          1,425,550

Loan Fund                    -               -             -         394,644             -            394,644

Other                        -               -             -            -             242,721         242,721

-------------------
Non Participant
Directed
-------------------

Company Stock
Fund                         -            151,126          -            -                -            151,126

Total                 $13,969,961     $   151,126    $1,425,550   $  394,644      $   242,721     $16,184,002

                                       10

7.   ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D):
     --------------------------------------------------------------

The following is a summary of net assets available for plan benefits in each investment fund as of December 31:

                         --------------   -----------------      -------------

                                                 1997                1997
                                             Investments-         Investments-
                            1997                Loans             Net Assets
                         Investments-        Receivable            Available
                         Mutual Funds,    from Participants,         for
                         at Fair Value      at Fair Value        Plan Benefits
                         --------------   -----------------      -------------
Participant-Directed
Fund
--------------------
Fidelity Magellan
Fund                     $ 3,853,539        $       -            $  3,853,539

Fidelity Retirement
Growth Fund                1,825,807                -               1,825,807

Fidelity Balanced
Fund                       1,547,947                -               1,547,947

Fidelity Managed
Income Portfolio Fund      1,203,021                -               1,203,021

Loan Fund                       -                160,379              160,379

Total                    $ 8,430,314        $    160,379         $  8,590,693


8.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     ----------------------------------------------------------------

The following is a summary of changes in net assets available for plan benefits in each investment fund for the year ended December 31, 1998:


                                                              ADDITIONS
                 -------------- --------------- -------------  --------------  --------------  ------------ ----------- -----------
                                                     1998
                                                  Investment
                                                    Income-
                                     1998        Net Realized
                      1998        Investment     and Unrealized
                   Investment       Income-      Appreciation       1998
                     Income-    Interest Income (Depreciation)      Total          1998            1998        Total
                  Interest and    Participant   In Fair Value     Investment   Contributions   Contributions  Contri-      Total
                   Dividends         Loans      of Investments      Income        Employee       Employer     butions    Additions
                 -------------- --------------- --------------  -------------- --------------  ------------- ---------- -----------
Barr Rosenburg
Small
Capitalization
Fund             $       812    $       -       $     (3,767)   $     (2,955)  $    59,117     $     3,444    $  62,561 $    59,606

Davis New York
Venture Fund           6,809            -             18,422          25,231       187,284           6,087      193,371     218,602

Vanguard 500
Index Fund             4,866            -             48,314          53,180       204,292           8,667      212,959     266,139

Vanguard
Explorer Fund            153            -                (19)            134         7,294             703        7,997       8,131

Vanguard
International
Growth Fund              518            -                677           1,195        23,114            -          23,114      24,309

Vanguard Prime
Money Market
Fund                   2,879            -               -              2,879        46,893           1,922       48,815      51,694

Vanguard
Small-Cap
Index Fund             2,589            -             (2,397)            192        13,999             825       14,824      15,016

Vanguard
Total Bond
Market Index
Fund                   3,095            -                 71           3,166        44,127           1,038       45,165      48,331

Vanguard Total
International
Stock Index
Fund                     199            -                396             595         9,526            -           9,526      10,121

Vanguard U.S.
Growth Fund          637,790            -          2,008,575       2,646,365     2,675,008         243,962    2,918,970   5,565,335

Vanguard
Wellington
Fund                 249,282            -            (43,987)        205,295       703,033          69,951      772,984     978,279

Vanguard
Windsor
II Fund               21,469            -             (7,775)         13,694       129,280           6,344      135,624     149,318

Stable Value
Fund                  78,637            -               -             78,637       358,136          91,144      449,280     527,917


                                       12


8.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D):
     -------------------------------------------------------------------------

The  following is a summary of changes in net assets  available  for plan  benefits in each investment fund for the year ended December 31, 1998:


                                                              ADDITIONS
                 -------------- --------------- -------------  --------------  --------------  ------------ ----------- -----------
                                                     1998
                                                  Investment
                                                    Income,
                                     1998        Net Realized
                      1998        Investment     and Unrealized
                   Investment       Income,      Appreciation       1998
                     Income,    Interest Income (Depreciation)      Total          1998            1998         Total
                  Interest and    Participant   In Fair Value     Investment   Contributions   Contributions  Contribu-     Total
                   Dividends         Loans      of Investments      Income        Employee       Employer     butions     Additions
                 -------------- --------------- --------------  -------------- --------------  ------------- ----------   ---------

Fidelity
Magellan
Fund             $      -       $       -       $       -       $       -      $      -        $      -      $     -      $     -

Fidelity
Retirement
Growth Fund             -               -               -               -             -               -            -            -

Fidelity
Balanced
Fund                    -               -               -               -             -               -            -            -

Fidelity
Managed Income
Portfolio
Fund                    -               -               -               -             -               -            -            -

Loan Fund               -             21,065            -             21,065          -               -            -          21,065

Other                   -               -               -               -          242,721            -         242,721      242,721

Company Stock
Fund                     881            -            (30,494)        (29,613)       43,448            -          43,448       13,835

Total            $ 1,009,979    $     21,065    $  1,988,016    $  3,019,060   $ 4,747,272     $   434,087   $5,181,359   $8,200,419



                                       13


8.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D):
     -------------------------------------------------------------------------

The  following is a summary of changes in net assets  available  for plan  benefits in each investment fund for the year ended December 31, 1998:

                                                    DEDUCTIONS
                          --------------   ---------------   -------------   --------------

                                                1998
                                              Loans to
                                            Participants,
                                               Net of                            1998
                              1998           Principal            1998           Total
                          Distributions       Payments            Other        Deductions
                          --------------   ---------------   -------------   --------------

Barr Rosenburg
Small Capitalization
Fund                      $     6,980      $       (401)     $       -       $      6,579

Davis New York
Venture Fund                   21,452            (2,805)             -             18,647

Vanguard 500
Index Fund                      2,797             8,201              -             10,998

Vanguard
Explorer Fund                    -                 -                 -               -

Vanguard
International
Growth Fund                      -               (1,003)             -             (1,003)

Vanguard Prime
Money Market
Fund                            6,183            16,849              -             23,032

Vanguard
Small-Cap
Index Fund                         67              (224)              178              21

Vanguard
Total Bond
Market Index
Fund                             -                 (461)             -               (461)

Vanguard Total
International
Stock Index
Fund                             -                 (278)               58            (220)

Vanguard U.S.
Growth Fund                   317,905           153,369              -            471,274

Vanguard
Wellington
Fund                           67,555            37,962              -            105,517

Vanguard
Windsor
II Fund                        11,047              (786)             -             10,261

Stable Value
Fund                          156,348            15,983              -            172,331

                                       14


8.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D):
     -------------------------------------------------------------------------

The  following is a summary of changes in net assets  available  for plan  benefits in each investment fund for the year ended December 31, 1998:

                                                    DEDUCTIONS
                          --------------   ---------------   -------------   --------------

                                                1998
                                              Loans to
                                            Participants,
                                               Net of                            1998
                              1998           Principal            1998           Total
                          Distributions       Payments            Other        Deductions
                          --------------   ---------------   -------------   --------------
Fidelity
Magellan
Fund                      $      -         $       -         $       -       $       -

Fidelity
Retirement
Growth Fund                      -                 -                 -               -

Fidelity
Balanced
Fund                             -                 -                 -               -

Fidelity
Managed Income
Portfolio
Fund                             -                 -                 -               -

Loan Fund                      15,712          (228,912)             -           (213,200)

Other                            -                 -                 -               -

Company Stock
Fund                              828             2,506              -              3,334

Total                     $   606,874      $       -         $        236    $    607,110



                                       15


8.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D):
     -------------------------------------------------------------------------

The  following is a summary of changes in net assets  available  for plan  benefits in each investment fund for the year ended December 31, 1998:


                       -------------- --------------- ------------- -------------- ------------   ----------------   --------------
                                                      Net Increase                                   Net Assets        Net Assets
                                                        Prior To      Interfund                    Available for     Available for
                           Asset          Asset         Interfund     Transfers,       Net         Plan Benefits,    Plan Benefits,
                        Transfer In    Transfer Out     Transfers        Net         Increase     Beginning of Year   End of Year
                       -------------- --------------- ------------- -------------- ------------   -----------------  --------------
Barr Rosenburg
Small Capitalization
Fund                   $      -       $       -       $     53,027  $     29,149   $    82,176    $         -        $      82,176

Davis New York
Venture Fund                  -               -            199,955       114,542       314,497              -              314,497

Vanguard 500
Index Fund                    -               -            255,141       174,350       429,491              -              429,491

Vanguard
Explorer Fund                 -               -              8,131         9,038        17,169              -               17,169

Vanguard
International
Growth Fund                   -               -             25,312         2,093        27,405              -               27,405

Vanguard Prime
Money Market
Fund                          -               -             28,662        54,547        83,209              -               83,209

Vanguard
Small-Cap
Index Fund                    -               -             14,995        19,300        34,295              -               34,295

Vanguard
Total Bond
Market Index
Fund                          -               -             48,792        54,150       102,942              -              102,942

Vanguard Total
International
Stock Index
Fund                          -               -             10,341          (213)       10,128              -               10,128

Vanguard U.S.
Growth Fund              5,679,346            -         10,773,407      (462,305)   10,311,102              -           10,311,102

Vanguard
Wellington
Fund                     1,547,947            -          2,420,709       (87,953)    2,332,756              -            2,332,756

Vanguard
Windsor
II Fund                       -               -            139,057        85,734       224,791              -              224,791

Stable Value
Fund                     1,203,021            -          1,558,607      (133,057)    1,425,550              -            1,425,550

                                       16


8.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D):
     -------------------------------------------------------------------------

The  following is a summary of changes in net assets  available  for plan  benefits in each investment fund for the year ended December 31, 1998:


                       -------------- --------------- ------------- -------------- ------------   ----------------   --------------
                                                      Net Increase                                   Net Assets        Net Assets
                                                        Prior To      Interfund                    Available for     Available for
                           Asset          Asset         Interfund     Transfers,       Net         Plan Benefits,    Plan Benefits,
                        Transfer In    Transfer Out     Transfers        Net         Increase     Beginning of Year   End of Year
                       -------------- --------------- ------------- -------------- ------------   -----------------  --------------
Fidelity
Magellan
Fund                   $      -       $ (3,853,539)   $ (3,853,539) $       -      $(3,853,539)   $    3,853,539     $        -

Fidelity
Retirement
Growth Fund                   -         (1,825,807)     (1,825,807)         -       (1,825,807)        1,825,807              -

Fidelity
Balanced
Fund                          -         (1,547,947)     (1,547,947)         -       (1,547,947)        1,547,947              -

Fidelity
Managed Income
Portfolio
Fund                          -         (1,203,021)     (1,203,021)         -       (1,203,021)        1,203,021              -

Loan Fund                     -               -            234,265          -          234,265           160,379           394,644

Other                         -               -            242,721          -          242,721              -              242,721

Company Stock
Fund                          -               -             10,501       140,625       151,126              -              151,126

Total                  $ 8,430,314    $ (8,430,314)    $ 7,593,309  $       -      $ 7,593,309      $  8,590,693      $ 16,184,002



9.   SUBSEQUENT EVENT:
     -----------------

Effective April 1, 1999, plan assets associated with certain participants accounts were transferred to the Dresser Industries, Inc. Deferred Savings Plan (Plan 145). Subsequent to the transfer, the newly formed plan changed its name to the Halliburton Savings Plan.


                                                                                                 SCHEDULE I

                            DRESSER INDUSTRIES, INC.
                              UNION PLAN (PLAN 196)


     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                 EIN: 75-813641

                                   PLAN #: 196



(a)                  (b)                                     (c)                           (d)          (e)
          Identity of Issue, Borrower,                                                                 Current
                or Similar Party                     Description of Investment             Cost         Value
--- -----------------------------------------  -----------------------------------     ------------ --------------
    Barr Rosenberg Small Cap Fund              Registered Investment Company           $     85,409 $       82,176
    Davis New York Venture                     Registered Investment Company                295,844        314,497
*   Vanguard 500 Index Fund                    Registered Investment Company                383,106        429,491
*   Vanguard Explorer Fund                     Registered Investment Company                 16,616         17,169
*   Vanguard International Growth Fund         Registered Investment Company                 26,582         27,405
*   Vanguard Prime Money MarketFund            Registered Investment Company                 83,077         83,209
*   Vanguard Small-Cap Index Fund              Registered Investment Company                 36,597         34,295
*   Vanguard Total Bond Market Index           Registered Investment Company                103,167        102,942
*   Vanguard Total International Stock Index   Registered Investment Company                  9,627         10,128
*   Vanguard U.S. Growth Fund                  Registered Investment Company              8,446,041     10,311,102
*   Vanguard Wellington Fund                   Registered Investment Company              2,385,525      2,332,756
*   Vanguard Windsor II Fund                   Registered Investment Company                232,023        224,791
*   Company Stock Fund                         Company Stock Fund                           180,898        151,126
    Participant loans                          Loans to participants, interest rates
                                                   ranging from 7.75%-9%                     -             394,644

    Guaranteed Insurance Contracts (Stable Value Fund)-

    Allmerica Financial                        Contract #92167A, interest rate               13,019         13,019
                                                   8.15%, maturing 12/31/1999
    Allstate Life Insurance Company            Contract #31026, interest rate                74,293         74,293
                                                   6.76%, maturing 12/31/2002
    Allstate Life Insurance Company            Contract #5695, interest rate                 28,331         28,331
                                                   8.01%, maturing 12/30/1999
    Allstate Life Insurance Company            Contract #77042, interest rate                88,617         88,617
                                                   5.69%, maturing 12/30/2002
    Canada Life                                Contract #P45900, interest rate               97,240         97,240
                                                   6.74%, maturing 10/19/2000
    Caisse Des Depots                          Contract #23803, interest rate               106,658        106,658
                                                   6.05%, maturing 11/1/2002
    Caisse Des Depots                          Contract #BR-238-01 interest rate             20,954         20,954
                                                   6.44%, maturing 8/27/2001
    Caisse Des Depots                          Contract #BR-238-02, interest rate            13,745         13,745
                                                   7.02%, maturing 7/2/2001
    Caisse Des Depots                          Contract #FA-238-04, interest rate            52,166         52,166
                                                   4.64%, maturing 6/15/2003

* indicates each individual/entity known to be party-in-interest.

This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                       19





                                                                                                 SCHEDULE I
                                                                                                 (cont'd)
                            DRESSER INDUSTRIES, INC.
                              UNION PLAN (PLAN 196)


     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                 EIN: 75-813641

                                   PLAN #: 196



(a)                  (b)                                     (c)                           (d)          (e)
          Identity of Issue, Borrower,                                                                 Current
                or Similar Party                     Description of Investment             Cost         Value
--- -----------------------------------------  -----------------------------------     ------------ --------------
    Guaranteed Insurance Contracts (Stable Value Fund) (Continued)-

    Commonwealth CML                           Contract #176-10, interest rate         $      7,348 $        7,348
                                                   6.84%, maturing 8/15/1999
    Commonwealth CML                           Contract #176-12, interest rate               10,513         10,513
                                                   6.84%, maturing 4/15/2001
    Commonwealth CML                           Contract #176-13, interest rate                9,585          9,585
                                                   6.84%, maturing 10/25/2000
    Commonwealth CML                           Contract #176-14, interest rate               15,173         15,173
                                                   6.84%, maturing 7/15/2005
    Commonwealth CML                           Contract #176-15, interest rate                6,699          6,699
                                                   6.84%, maturing 10/25/2000
    Commonwealth CML                           Contract #176-18, interest rate               10,428         10,428
                                                   6.84%, maturing 6/15/2003
    Commonwealth CML                           Contract #176-19, interest rate               15,600         15,600
                                                   6.84%, maturing 10/15/2000
    Commonwealth CML                           Contract #176-20, interest rate               20,969         20,969
                                                   6.84%, maturing 12/10/2001
    Commonwealth CML                           Contract #176-22, interest rate               20,988         20,988
                                                   6.84%, maturing 9/15/2002
    Commonwealth CML                           Contract #176-23, interest rate               20,773         20,773
                                                   6.84%, maturing 6/15/2000
    John Hancock                               Contract #GAC 7627, interest                  17,518         17,518
                                                  rate 7.72%, maturing 6/30/1999
    John Hancock                               Contract #GAC 8628, interest                  18,097         18,097
                                                   rate 7.08%, maturing 6/15/2001
    John Hancock                               Contract #GAC 8701, interest                  15,622         15,622
                                                   rate 6.60%, maturing 6/30/2003
    John Hancock                               Contract #GAC 9744, interest                  82,248         82,248
                                                   rate 6.36%, maturing 8/15/2002
    Life of Virginia                           Contract #3018, interest rate                 17,235         17,235
                                                   6.78%, maturing 6/17/2002
    Metropolitan Life                          Contract #24634, interest rate                24,123         24,123
                                                  6.77%, maturing 3/8/2000
    Metropolitan Life                          Contract #24961, interest rate                63,719         63,719
                                                  5.69%, maturing 2/28/2000

This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                       20





                                                                                                 SCHEDULE I
                                                                                                 (cont'd)
                            DRESSER INDUSTRIES, INC.
                              UNION PLAN (PLAN 196)


     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                 EIN: 75-813641

                                   PLAN #: 196




(a)                  (b)                                     (c)                           (d)          (e)
          Identity of Issue, Borrower,                                                                 Current
                or Similar Party                     Description of Investment             Cost         Value
--- -----------------------------------------  -----------------------------------     ------------ --------------
    Guaranteed Insurance Contracts (Stable Value Fund) (Continued)-

    New York Life                              Contract #30164, interest rate          $     23,675 $       23,675
                                                  8%, maturing 6/30/2000
    New York Life                              Contract #30187, interest rate                56,922         56,922
                                                  8.16%, maturing 3/11/1999
    Peoples Security                           Contract #0726FR, interest rate               14,952         14,952
                                                  6.76%, maturing 9/16/2002
    Principal                                  Contract #4-30460, interest rate              18,900         18,900
                                                  6.25%, maturing 9/17/2001
    Principal                                  Contract #4-30460-2, interest rate            62,729         62,729
                                                  5.42%, maturing 10/31/2002
    Prudential                                 Contract #8090-211, interest rate             96,842         96,842
                                                   6.61%, maturing 8/21/1999
    Retirement Savings Trust                   Interest rate 5.93%                           14,075         14,075
    Security Life                              Contract #FA0454, interest rate               20,885         20,885
                                                   6.31%, maturing 12/17/2001
    Security Life                              Contract #0504, interest rate                 10,608         10,608
                                                   6.47%, maturing 9/15/2000
    Transamerica                               Contract #51265, interest rate                 6,548          6,548
                                                   6.97%, maturing 12/31/2000
    Transamerica                               Contract #51265-01, interest rate              9,387          9,387
                                                   5.62%, maturing 12/15/2000
    VGI Money Market Prime                     Interest rate 4.94%                          218,366        218,366



This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.


                                                                                                  SCHEDULE II
                            DRESSER INDUSTRIES, INC.
                              UNION PLAN (PLAN 196)


           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                 EIN: 75-813641

                                   PLAN #: 196



      (a)                      (b)                     (c)            (d)            (g)            (h)           (i)
                                                                                               Current Value
                        Description of Asset                                      Historical    of Asset on    Historical
Identity of Party    (Include Interest Rate and      Purchase       Selling        Cost of      Transaction      Gain
    Involved         Maturity in Case of a Loan        Price         Price          Asset          Date         (Loss)
-------------------  ----------------------------   ------------  -------------  ------------  -------------  -------------
The Vanguard Group   Davis New York Venture         $   382,034   $      -       $      -      $    382,034   $    -
The Vanguard Group   Davis New York Venture                -           86,423         86,191         86,423         232

The Vanguard Group   Vanguard 500 Index Fund            467,866          -              -           467,866        -
The Vanguard Group   Vanguard 500 Index Fund               -           87,134         84,760         87,134       2,374

The Vanguard Group   Vanguard U.S. Growth             9,540,767          -              -         9,540,767        -
The Vanguard Group   Vanguard U.S. Growth                  -        1,245,922      1,097,436      1,245,922     148,486

The Vanguard Group   Vanguard Wellington Fund         2,674,582          -              -         2,674,582        -
The Vanguard Group   Vanguard Wellington Fund              -          299,304        289,160        299,304      10,144

The Vanguard Group   Dresser Stable Value Fund        1,852,993          -              -         1,852,993        -
The Vanguard Group   Dresser Stable Value Fund             -          428,969        428,969        428,969        -

* Columns (e) and (f), lease expense and expense associated with transaction are not applicable to this plan and have been omitted.


This supplemental schedule lists individual and series transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.